Exhibit 99.1

Can-Fite Receives Milestone Payment From CKD Pharmaceuticals its Distribution Partner in Korea

-	Deal provides for up to $3,000,000 in upfront and milestone payments & 23% royalties

-	Agreement includes distributor’s right of first refusal to distribute Namodenoson for other indications including NASH

PETACH TIKVA, Israel, August 23, 2017 -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE:CFBI), a biotechnology company advancing a pipeline of proprietary small molecule drugs that address cancer, liver and inflammatory diseases, today announced it has received a milestone payment in the amount of $500,000 from Chong Kun Dang Pharmaceuticals (CKD) (Korean Stock Exchange: 185750.KS), which has licensed the exclusive right to distribute Namodenoson (CF102) for the treatment of liver cancer in Korea upon receipt of regulatory approvals. This is the second payment received by Can-Fite, as part of the Korean distribution agreement with CKD which is valued at up to $3,000,000 in upfront and milestone payments plus 23% royalties on sales of Namodenoson. Can-Fite has received $1,000,000 to date from CKD and may receive up to an additional $2,000,000 in milestone payments.

“Namodenoson’s clinical development in the treatment of liver cancer is advancing, as marked by our recent completion of patient enrollment in the U.S., Europe and Israel in our Phase II study of patients with advanced hepatocellular carcinoma with underlying Child-Pugh Class B cirrhosis,” stated Can-Fite CEO Dr. Pnina Fishman. “We are pleased to work with CKD in Korea to advance Namodenoson.”

Under the distribution agreement with CKD, Can-Fite will supply Namodenoson to CKD, which will be responsible for all costs and activities associated with development, regulatory approvals, marketing, sales and distribution of Namodenoson in Korea. This agreement with CKD marks Can-Fite’s second distribution and licensing deal in Korea, where the Company’s drug candidate Piclidenoson has been out-licensed to Kwang Dong Pharmaceutical Co. for the treatment of rheumatoid arthritis.

51,000 people had liver cancer in Korea, with 11,000 deaths, in 2012 according to a study published in Cancer Research and Treatment: Official Journal of Korean Cancer Association 2015.

About Namodenoson (CF102)

Namodenoson is a small orally bioavailable drug that binds with high affinity and selectivity to the A3 adenosine receptor (A3AR). Namodenoson is being evaluated in Phase II trials for two indications, as a second line treatment for hepatocellular carcinoma, and as a treatment for non-alcoholic fatty liver disease (NAFLD) and non-alcoholic steatohepatitis (NASH). A3AR is highly expressed in diseased cells whereas low expression is found in normal cells. This differential effect accounts for the excellent safety profile of the drug. Can-Fite has received Orphan Drug Designation for Namodenoson in Europe and the U.S., as well as Fast Track Status in the U.S. as a second line treatment for hepatocellular carcinoma.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, inflammatory disease and sexual dysfunction. The Company's lead drug candidate, Piclidenoson, is scheduled to enter a Phase III trial for rheumatoid arthritis in 2017 and a Phase III trial for psoriasis in early 2018. The rheumatoid arthritis Phase III protocol has recently been agreed with the European Medicines Agency. Can-Fite's liver cancer drug CF102 is in Phase II trials for patients with liver cancer and is slated to enter Phase II for the treatment of non-alcoholic steatohepatitis (NASH). CF102 has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for hepatocellular carcinoma by the U.S. Food and Drug Administration. CF102 has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company's third drug candidate, has shown efficacy in the treatment of erectile dysfunction in preclinical studies and is being prepared for an IND submission to the FDA and a Phase I trial. These drugs have an excellent safety profile with experience in over 1,000 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

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Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114